Exhibit 21

Subsidiaries of Assembly Biosciences, Inc.

Subsidiaries	Jurisdiction of Incorporation
Assembly Pharmaceuticals, Inc.	Delaware
Assembly Biosciences Ireland Limited	Ireland
ASMB Microbiome China Holdco Ltd	Ireland
ASMB HBV China Holdco Ltd	Ireland